SUBSIDIARIES OF THE REGISTRANT

Parent
Fidelity Bancorp, Inc.
Subsidiaries	State or Other Jurisdiction of Incorporation	Percentage Ownership
Fidelity Bank, PaSB	Pennsylvania	100%
FB Capital Statutory Trust III	Delaware	100%

Subsidiaries of Fidelity Bank, PaSB
FBIC, Inc.	Delaware	100%